Faegre Drinker Biddle & Reath LLP 2200 Wells Fargo Center 90 S. Seventh Street Minneapolis, Minnesota 55402 +1 612 766 7000 main +1 612 766 1600 fax

By EDGAR

July 1, 2021

Ada Sarmento

Joe McCann

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Context Therapeutics Inc. (the “Company”)

Registration Statement on Form S-1

Filed May 27, 2021

File No. 333-256572

Dear Ms. Sarmento and Mr. McCann:

On behalf of the Company, we are transmitting the following responses of the Company to the comments of the Securities and Exchange Commission’s staff (the “Staff”) as set forth in the letter of Ada Sarmento and Joe McCann, dated June 4, 2021 (the “Comment Letter”), to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 27, 2021.

The Company is concurrently filing via EDGAR the Registration Statement on Form S-1 (the “Registration Statement”). The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. All references to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

Registration Statement on Form S-1

Principal Stockholders, page 118

1. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Joseph Ventures Allium LLC.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see the revised on page 120, which now indicates the natural person who have voting and investment control of the shares held by Joseph Ventures Allium LLC.

Respectfully,

FAEGRE DRINKER BIDDLE & REATH LLP

/s/ Ben A. Stacke
Ben A. Stacke

Enclosures

cc:	Martin Lehr, Context Therapeutics Inc.

Alex Levit, Esq., Context Therapeutics Inc.

Walter Mostek, Esq., Faegre Drinker Biddle & Reath LLP

2